SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.

CNPJ/MF nº 02.558.115/0001-21
NIRE 4130001760-3
Publicly Held Corporation

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

DATE, TIME AND PLACE: July 19, 2004, at 11: 30 a.m., the members of the Board of Directors of TELE CELULAR SUL PARTICIPAÇÕES S.A. (the “Company”) met in the City of São Paulo, State of São Paulo, at Alameda Santos, 1940, 15th floor. PARTICIPANTS: The Chairman of the Board of Directors Mr. Mario Cesar Pereira de Araujo, and the Board Members Messrs. Franco Bertone andd Isaac Selim Sutton. Also present the members of the Company’s Audit Committee Messrs. José Antonio Machado, Antonio Abrahão Chalita, Celso Clemente Giacometti and Josino de Almeida Fonseca. Also present the Chief Executive Officer of the Company Mr. Alvaro Pereira de Moraes Filho and the Chief Financial and Investor Relations Officer Mr. Paulo Roberto Cruz Cozza. PANNEL: Appointed Mr. Mario Cesar Pereira de Araujo as Chairman of the Meeting and Mr. Fabiano Gallo as Secretary. Verified the legal quorum and fulfilled the usual formalities, the meeting was installed and the agenda read aloud. DELIBERATIONS: After discussion of the items of the agenda, the members of the Board of Directors decided, by unanimous vote and without reservations, (1) to approve the Financial Statements of the Company of June 30, 2004, audited by Ernst & Young Auditores Independentes S.S., and that shall be kept on file at the Company’s headquarters, (2) to authorize the Officers to sign the final version of the agreement of merger of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. into the Company, on the terms of the draft which complements and adjusts the agreement of merger executed on May 31, 2004, and which reflects the results of the appraisal reports prepared by ACAL Consultoria e Auditoria S.S. (appraisals based on book value and nook value adjusted to market of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. and of the Company), said final version of agreement of merger to be filed at the Company’s headquarters. The exchange ratio for replacement of the shares of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. by shares of the Company was approved without reservations, and the officers were authorized to perform all acts necessary to the perfection of the merger at hand, after the transaction has been approved by the Company’s Shareholders’ Meeting; (3) in view of the approval of item (2) of the agenda, and considering the provisions of § 4 of art. 157 of Lei nº 6.404/76 and of CVM Instruction no. 319/99, the members of the Board approved the text of the second Relevant Fact Notice relating to the merger of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. into the Company, a draft of which shall be filed at the Company’s headquarters. The text hereby approved complements the Relevant Fact Notice published by the Company on June 1, 2004; (4) to proceed with the merger transaction, the members of the Board approved the calling of a Special Shareholders’ Meeting of the Company to review the merger and to deliberate on other issues of interest to the Company, such Special Shareholders’ Meeting to be held, on first call on August 19, 2004, at 2:00 p.m.; (5) to approve, on the terms of Art. 23 of the By-Laws, the loan transaction through which the Company shall borrow from its controlled entity Tim Sul S.A., the amount of up to R$ 63,000,000.00 (sixty three million reais). The loan hereby approved shall be liquidated within up to 6 months counted from this date, and shall accrue interests at a rate equivalent to 104.22% (one hundred and four point twenty two per cent) of the CDI, all in accordance with the documents made available to the Board Members, and, finally, (6) to approve the negotiations relating to the Profits Participation Program (“PPR”) and the Joint Employer Agreement of 2003/2004 carried out by the Officers of the Company with the following institutions: Union of Workers in Telecommunications Companies in Paraná (“Sindicato dos Trabalhadores das Empresas de Telecomunicações do Paraná - SINTTEL/PR”), Union of Workers in Telecommunications Companies in Santa Catarina (“Sindicato dos Trabalhadores das Empresas de Telecomunicações de Santa Catarina - SINTTEL/SC”), Union of Workers in Telecommunications Companies in Rio Grande do Sul (“Sindicato dos Trabalhadores das Empresas de Telecomunicações do Rio Grande do Sul – SINTTEL/RS”) and Interstate Federation of Workers in the Telecommunications Industry (“Federação Interestadual dos Trabalhadores em Telecomunicações – FITTEL”), all in accordance with the documents made available by the Officers of the Company, which were also approved. Finally, the procedures in connection with the payment of the Management Incentive Plan - MBO 2003 (Management by Objectives), on the terms made available to the Board Members. CLOSING AND DRAFTING OF MINUTES: Since there were no further issues to address, the meeting was closed and suspended for the time necessary to prepare these minutes, which, following the reopening of the meeting was read, approved and signed by the Board Members present.

São Paulo, July 19, 2004.

Mario Cesar Pereira de Araujo	Franco Bertone
Chairman of the Board	Board Member

Isaac Selim Sutton	Fabiano Gallo
Board Member	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 20, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer